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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ----------------
                                 SCHEDULE 14D-1
                      TENDER OFFER STATEMENT PURSUANT TO
            SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               ----------------
                              MAGMA COPPER COMPANY
                           (NAME OF SUBJECT COMPANY)

                                  BHP SUB INC.
                          A WHOLLY OWNED SUBSIDIARY OF

                            BHP HOLDINGS (USA) INC.
                      AN INDIRECT WHOLLY OWNED SUBSIDIARY

                                       OF

                  THE BROKEN HILL PROPRIETARY COMPANY LIMITED
                                   (BIDDERS)

                    COMMON STOCK, $0.01 PAR VALUE PER SHARE

            5 5/8% CUMULATIVE CONVERTIBLE PREFERRED STOCK, SERIES D,
                           $0.01 PAR VALUE PER SHARE

              6% CUMULATIVE CONVERTIBLE PREFERRED STOCK, SERIES E,
                           $0.01 PAR VALUE PER SHARE

                                  559177 20 9
                          ---------------------------
                         (CUSIP NUMBER OF COMMON STOCK)

                                  559177 30 8
                          ---------------------------
                   (CUSIP NUMBER OF SERIES D PREFERRED STOCK)

                                  559 177 40 7
                          ---------------------------
                   (CUSIP NUMBER OF SERIES E PREFERRED STOCK)
                               ----------------
                           T. ROGNALD DANKMEYER, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                                  BHP MINERALS
                             550 CALIFORNIA STREET
                        SAN FRANCISCO, CALIFORNIA 94104

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   copies to:
                              JOSEPH HANDROS, ESQ.
                                ARNOLD & PORTER
                                399 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 715-1125

                               ----------------

                           CALCULATION OF FILING FEE

                  ------------------------------------------

    Transaction Valuation* $1,770,396,600  Amount of Filing Fee $354,079.32

                  ------------------------------------------

* For the purpose of calculating the fee only, this amount assumes the purchase in cash of 49,143,450 shares of Common Stock of Magma Copper Company (the "Company") at $28.00 per share, 2,000,000 shares of 5 5/8% Cumulative Convertible Preferred Stock, Series D of the Company at $96.544 per share and 2,000,000 shares of 6% Cumulative Convertible Preferred Stock, Series E of the Company at $100.646 per share. Such number of shares includes all outstanding shares as of November 28, 1995, and assumes the exercise of all warrants and presently exercisable stock options to purchase shares of Common Stock outstanding as of such date and the issuance of 10,000 additional shares of Common Stock on January 2, 1996.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    AMOUNT PREVIOUSLY PAID: Not Applicable     FILING PARTY: Not Applicable
    FORM OR REGISTRATION NO.: Not Applicable   DATE FILED: Not Applicable

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  This Statement relates to a tender offer by BHP Sub Inc., a Delaware corporation (the "Purchaser"), which is a wholly owned subsidiary of BHP Holdings (USA) Inc., a Delaware corporation (the "Sub"), which in turn is an indirect wholly owned subsidiary of The Broken Hill Proprietary Company Limited, a Victoria, Australia corporation ("BHP"), to purchase (1) all outstanding shares of Common Stock, par value $0.01 per share (the "Common Shares"), (2) all outstanding shares of 5 5/8% Cumulative Convertible Preferred Stock, Series D, par value $0.01 per share (the "Series D Preferred Shares") and (3) all outstanding shares of 6% Cumulative Convertible Preferred Stock, Series E, par value $0.01 per share (the "Series E Preferred Shares") of Magma Copper Company, a Delaware corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 5, 1995 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and which are incorporated herein by reference. The Common Shares, Series D Preferred Shares and Series E Preferred Shares collectively are referred to as the "Shares."

ITEM 1. SECURITY AND SUBJECT COMPANY.

  (a) The name of the subject company is Magma Copper Company. The address of the principal executive offices of the Company is set forth in Section 8 ("Certain Information Concerning the Company") of the Offer to Purchase and is incorporated herein by reference.

  (b) The exact title of the classes of equity securities being sought in the Offer is the Common Stock, par value $0.01 per share, the 5 5/8% Cumulative Convertible Preferred Stock, Series D, par value $0.01 per share, and the 6% Cumulative Convertible Preferred Stock, Series E, par value $0.01 per share of the Company. The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference.

  (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

  (a) through (d) and (g): The information set forth in the Introduction and
Section 9 ("Certain Information Concerning Purchaser, Sub and BHP") of the Offer to Purchase, and in Annex I thereto, is incorporated herein by reference.

  (e) and (f): None of Purchaser, Sub or BHP, or, to the best of their knowledge, any of the persons listed in Annex I of the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  (a) None.

  (b) The information set forth in the Introduction and Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") and Section 12 ("Purpose of the Offer and the Merger; Appraisal Rights; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a), (b) and (c): The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

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ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

  (a) through (e): The information set forth in the Introduction, Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company"), Section 12 ("Purpose of the Offer and the Merger; Appraisal Rights; Plans for the Company") and Section 13 ("The Merger Agreement") of the Offer to Purchase is incorporated herein by reference. Except as set forth in the Introduction and Section 12 of the Offer to Purchase, none of Purchaser, Sub or BHP have any present plans or proposals that would result in an extraordinary corporate transaction, such as a merger, reorganization, liquidation or sale or transfer of a material amount of assets involving the Company, or any other material changes in the Company's capitalization, dividend policy, corporate structure or business or composition of its board of directors or management.

  (f) and (g): The information set forth in Section 7 ("Effect of the Offer on the Market for Shares, NYSE Listing, Stock Quotation, and Registration under the Exchange Act") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a) None of Purchaser, Sub or BHP (or any of their respective subsidiaries) beneficially owns any Shares and, to the best knowledge of BHP, none of the persons listed on Annex I to the Offer to Purchase beneficially owns any Shares.

  (b) No transactions in the Shares have been effected during the past sixty days by the Purchaser, Sub or BHP (or their respective subsidiaries) or, to the best knowledge of BHP, any of the persons listed on Annex I to the Offer to Purchase.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  The information set forth in the Introduction, Section 9 ("Certain Information Concerning Purchaser, Sub and BHP"), Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company"), Section 12 ("Purpose of the Offer and the Merger; Appraisal Rights; Plans for the Company"); and Section 13 ("The Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth in the Introduction and in Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

  The information set forth in Section 9 ("Certain Information Concerning Purchaser, Sub and BHP") of the Offer to Purchase is incorporated herein by reference.

  The incorporation by reference herein of the above-mentioned financial information does not constitute an admission that such information is material to a decision by a stockholder of the Company whether to sell, tender or hold Shares being sought in the Offer.

ITEM 10. ADDITIONAL INFORMATION.

  (a) The information set forth in the Introduction, Section 9 ("Certain Information Concerning Purchaser, Sub and BHP"), Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company"), Section 12 ("Purpose of the Offer and the Merger; Appraisal Rights; Plans for the Company") and Section 13 ("The Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

  (b) and (c) The information set forth in Section 10 ("Source and Amount of Funds"), Section 12 ("Purpose of the Offer and the Merger; Appraisal Rights; Plans for the Company") and Section 16 ("Certain Regulatory and Legal Matters") of the Offer to Purchase is incorporated herein by reference.

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  (d) The information set forth in Section 7 ("Effect of the Offer on the
Market for Shares, NYSE Listing, Stock Quotation, and Registration under the Exchange Act") of the Offer to Purchase is incorporated herein by reference.

  (e) None.

  (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in its entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

  (a)(1) Offer to Purchase, dated December 5, 1995.

  (a)(2) Letter of Transmittal.

  (a)(3) Form of Letter from CS First Boston, as Dealer Manager, to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  (a)(4) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.

  (a)(5) Notice of Guaranteed Delivery.

  (a)(6) IRS Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

  (a)(7) Summary Newspaper Advertisement, dated December 5, 1995.

  (a)(8) Joint Press Release issued by BHP and the Company on November 30,
1995.

  (a)(9) BHP's Financial Statements, Financial Statement Schedules and Exhibits, included as pages F-1 to F-61 of BHP's Form 20-F for the year ended May 31, 1995 (filed by BHP with the Commission on September 1, 1995, and incorporated herein by reference).

  (b) Not applicable.

  (c)(1) Agreement and Plan of Merger, dated as of November 30, 1995, among Purchaser, Sub, BHP and the Company.

  (c)(2) Confidentiality Agreement, dated as of October 30, 1995, between BHP and the Company, as amended.

  (c)(3) Tender Agreement, dated as of November 30, 1995, between BHP and Warburg, Pincus Capital Company, L.P.

  (d) Not applicable.

  (e) Not applicable.

  (f) Not applicable.

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                                   SIGNATURE

  After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 5, 1995

                                          BHP Sub Inc.

                                                /s/ T. Rognald Dankmeyer
                                          By: _________________________________
                                             Name: T. Rognald Dankmeyer
                                             Title: Vice President

                                          BHP Holdings (USA) Inc.

                                                /s/ T. Rognald Dankmeyer
                                          By: _________________________________
                                             Name: T. Rognald Dankmeyer
                                             Title: Vice President

                                          The Broken Hill Proprietary Company
                                          Limited

                                                /s/ T. Rognald Dankmeyer
                                          By: _________________________________
                                             Name: T. Rognald Dankmeyer
                                             Attorney-in-Fact

                                       4
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                                 EXHIBIT INDEX

                                                                          PAGE
 EXHIBIT                           DESCRIPTION                            NO.
 -------                           -----------                            ----
 (a)(1)  Offer to Purchase, dated December 5, 1995.
 (a)(2)  Letter of Transmittal.
 (a)(3)  Form of Letter from CS First Boston, as Dealer Manager, to
         Brokers, Dealers, Commercial Banks, Trust Companies and Other
         Nominees.
 (a)(4)  Form of Letter from Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees to Clients.
 (a)(5)  Notice of Guaranteed Delivery.
 (a)(6)  Guidelines for Certification of Taxpayer Identification Number
         on Substitute Form W-9.
 (a)(7)  Summary Newspaper Advertisement, dated December 5, 1995.
 (a)(8)  Joint Press Release issued by BHP and the Company on November
         30, 1995.
 (a)(9)  BHP's Financial Statements, Financial Statement Schedules and
         Exhibits, included as pages F-1 to F-61 of BHP's Form 20-F for the year ended May 31, 1995 (filed by BHP with the Commission on September 1, 1995, and incorporated herein by reference).
 (b)     Not applicable.
 (c)(1)  Agreement and Plan of Merger, dated as of November 30, 1995, among Purchaser, Sub, BHP and the Company.
 (c)(2)  Confidentiality Agreement, dated as of October 30, 1995, between BHP and the Company, as amended.
 (c)(3)  Tender Agreement, dated as of November 30, 1995, between BHP and Warburg, Pincus Capital Company, L.P.
 (d)     Not applicable.
 (e)     Not applicable.
 (f)     Not applicable.
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